

12010370



SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT ~~FEB 2 8 2012~~

FORM X-17A-5
PART III ~~Washington, DC 110~~

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UnionBanc Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles,	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ann DiGiorgio, Vice President   213-236-6010
                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

555 Mission Street	San Francisco	CA	94105-2230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ann DiGiorgio, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(signature)
Signature

Vice President & CFO
Title

Subscribed and sworn to or affirmed before me
on this 14th day of February, 2012, proved to me on
the basis of satisfactory evidence to be the person who
appeared before me.

State of California, County of Los Angeles

(signature)
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Changes in Member's Equity.
(x)	(e)	Statement of Cash Flows.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have audited the accompanying statement of financial condition of UnionBanc Investment
Services, LLC (a Delaware limited liability company and a wholly owned subsidiary of Union
Bank N.A.) (the "Company") as of December 31, 2011, and the related statements of operations, changes
in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5
under the Securities Exchange Act of 1934. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements based
on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the
Auditing Standards Board (United States) and in accordance with the auditing standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its
internal control over financial reporting. Our audit included consideration of internal control over
financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but
not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over
financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial statements, assessing the
accounting principles used and significant estimates made by management, as well as evaluating the
overall financial statement presentation. We believe that our audit provides a reasonable basis for our
opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of
UnionBanc Investment Services, LLC at December 31, 2011, and the results of its operations and its cash
flows for the year then ended in conformity with accounting principles generally accepted in the United
States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole.
The supplemental schedules of UnionBanc Investment Services, LLC as of December 31, 2011, are
presented for the purpose of additional analysis and are not a required part of the financial statements, but
are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities
Exchange Act of 1934, Computation For Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to the
Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities
Exchange Act of 1934. These schedules are the responsibility of the Company's management and were
derived from and relate directly to the underlying accounting and other records used to prepare the
financial statements. Such schedules have been subjected to the auditing procedures applied in our audit
of the financial statements and certain additional procedures, including comparing and reconciling such

Member of
Deloitte Touche Tohmatsu Limited

schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 24, 2012

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 98,588,626
CASH SEGREGATED UNDER FEDERAL REGULATIONS	1,500,000
MARKETABLE SECURITIES OWNED — At fair value	33,289,856
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS — Net	3,822,549
FEES AND COMMISSIONS RECEIVABLE	755,961
FAIL TO DELIVER	56,340
ACCRUED INTEREST RECEIVABLE	142,832
DUE FROM PARENT — Net	1,991,040
DUE FROM AFFILIATE	1,830,976
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	462,518
OTHER ASSETS	423,530
TOTAL	$142,864,228

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 6,666,914
Fail to receive	55,810
Loan from Parent	13,380,296
Total liabilities	20,103,020
MEMBER'S EQUITY	122,761,208
TOTAL	$142,864,228

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commissions	$47,138,845
Principal transactions	18,938,629
Referral fees	13,068,104
Interest and dividends	816,659
Other income	735,905
Total revenues	80,698,142
EXPENSES:	
Salaries and employee benefits	40,084,004
Management fees	16,964,673
Clearing expenses	3,900,101
Occupancy and equipment	3,018,293
Travel and conferences	1,869,748
Analytical and information services	1,080,254
Regulatory fees	793,420
Communications	439,133
Operating losses	278,069
Professional services	245,994
Interest expense	37,936
Other expenses	1,535,292
Total expenses	70,246,917
INCOME BEFORE INCOME TAXES	10,451,225
INCOME TAX EXPENSE	4,007,190
NET INCOME	$ 6,444,035

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Equity
BALANCE — January 1, 2011	$ 116,299,182
Contributions related to stock bonus plan	17,991
Net income	6,444,035
BALANCE — December 31, 2011	$ 122,761,208

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,444,035
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	151,488
Stock-based compensation expense	17,991
Provision for deferred income taxes	14,981
Net decrease in cash segregated under federal regulations	266,000
Net decrease in marketable securities owned	76,723,447
Net increase in receivable from broker-dealers and clearing organizations	(873,941)
Net decrease in fees and commissions receivable	625,057
Net increase in fail to deliver	(56,340)
Net increase in fail to receive	29,714
Net increase in due from Parent — net	(1,376,730)
Net decrease in due from affiliate	2,862,881
Net decrease in accrued interest receivable	6,322
Net decrease in other assets	24,186
Net increase in accounts payable, accrued expenses and other liabilities	957,777
Total adjustments	79,372,833
Net cash provided by operating activities	85,816,868
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of furniture, equipment, and leasehold improvements	(165,697)
Net cash used in investing activities	(165,697)
CASH FLOWS FROM FINANCING ACTIVITIES — Loan from Parent — net of repayment	(23,713,360)
Net cash used in financing activities	(23,713,360)
NET INCREASE IN CASH AND CASH EQUIVALENTS	61,937,811
CASH AND CASH EQUIVALENTS — Beginning of year	36,650,815
CASH AND CASH EQUIVALENTS — End of year	$ 98,588,626
CASH PAID DURING THE YEAR FOR:	
Interest	$ 49,081
Income taxes	$ 5,397,100

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly owned subsidiary of Union Bank N.A. (the "Parent"), a wholly owned subsidiary of UnionBanCal Corporation (the "Holding Company"). UnionBanCal Corporation is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the "Parent of the Holding Company").

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears all retail transactions on a fully-disclosed basis through its clearing agent.

The Company conducts a proprietary trading and institutional sales business and operates under a service agreement with Global Markets (GM), a division of the Parent to perform certain back office functions. Under this agreement, the Company self-clears all transactions related to proprietary trading and institutional sales, holding no customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker-dealer industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to: reserve for estimated chargebacks (Note 2) and valuing of financial instruments (Note 6).

Management has evaluated the potential disclosure of subsequent events through the date the financial statements were available to be issued, February 24, 2012, and determined that no subsequent events were required to be disclosed.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and investments in a money market mutual fund and commercial paper that have original maturities of 90 days or less.

Securities Transactions — Principal transactions are recorded on a trade date basis. Marketable securities owned are carried at fair value and unrealized gains and losses are included in principal transaction revenue. If available, quoted market prices are used as a basis to determine the fair value of securities owned. If quoted market prices are not available, fair values are estimated on the basis of quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models.

Due from Parent — Net — Due from Parent — net primarily consists of management fees payable to the Parent, interest payable on inter-company borrowing and income taxes receivable.

Due from Affiliate — Due from Affiliate primarily consists of referral fees earned for referring clients to Mitsubishi UFJ Securities, an affiliate of the Parent of the Holding Company, for the issuance and underwriting of public debt and equity offerings.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2011 operations under tax laws.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions for annuities and insurance contracts are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to charge back the Company equal to the commissions paid to the Company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12 to 18 month period after the policy is in force. During 2011, the Company recorded chargebacks of $650,332 related to the sale of annuity and life insurance contracts as a reduction of commissions. At December 31, 2011, the Company recorded a reserve of $300,000 for estimated chargebacks not yet incurred in other liabilities.

Referral Fees — Underwriting referral fees are recorded when the transaction has been brought to market and the transaction is considered closed. At the time of closing, the revenue is recorded based on estimated proceeds from the underwriting transaction.

Regulatory Fees — Regulatory fees are comprised of expenses paid to regulators for registration, assessment, license, and exam fees.

Furniture, Equipment, and Leasehold Improvements — Net — Furniture and equipment is reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each asset. The estimated life for furniture is ten years and for equipment is four years. Leasehold improvements are amortized over the term of the respective lease or the estimated life of an improvement, whichever is shorter.

Recently Issued Accounting Pronouncements

Fair Value Measurement and Disclosures — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between US GAAP and International Financial Reporting Standards. While many of the amendments to US GAAP are not

expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. This guidance is effective prospectively for annual periods beginning after December 15, 2011. Early adoption is not permitted. Management is currently assessing the impact of this guidance on the Company's financial position and results of operations.

3. **RESERVE REQUIREMENTS**

The Company is an introducing broker that clears all retail transactions with and for customers on a fully disclosed basis with a clearing broker. The Company periodically holds funds on behalf of retail customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. Accordingly, under the Securities Exchange Act of 1934, the Company is subject to the provisions of Rule 15c3-3 (k)(2)(i) and is required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3. At December 31, 2011, cash of $1,500,000 was segregated under these requirements, which was $1,498,782 in excess of its required reserve.

4. **INCOME TAXES**

The components of the Company's provision for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense:			
Federal	$3,296,339	$11,322	$3,307,661
State	695,870	3,659	699,529
Total income tax expense	$3,992,209	$14,981	$4,007,190

The Company's provision for income taxes for the year ended December 31, 2011, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, primarily due to state taxes, non-taxable interest income from marketable securities owned, and meals and entertainment expenses.

In addition, pursuant to the Company's tax sharing agreement with the Holding Company (see Note 2), the Company had a receivable from the Parent of $696,175 at December 31, 2011, which is recorded in due from Parent, net on the Statement of Financial Condition.

5. **RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS**

Amounts receivable from brokers-dealers and clearing organizations consist of the following:

Receivable from clearing organizations — net	$3,609,054
Fees and commissions receivable	213,495
Total	$3,822,549

6. **FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS**

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturities of the instruments.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Typical inputs include LIBOR and U.S. Treasury yield curves, benchmark yields, consensus prepayment estimates and credit spreads. Based on the observability of the inputs used in the valuation techniques, the Company classifies its financial assets and liabilities measured and disclosed at fair value in accordance with the three-level hierarchy. This hierarchy ranks the quality and reliability of the information used to determine fair values.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation which may be significant. The Company did not hold any Level 3 investments during the year.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value guidance. In certain cases, the inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. There were no transfers between Level 1 and Level 2 in the fair value hierarchy.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, by caption on the balance sheet and by valuation hierarchy level.

	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents:				
Money market mutual funds	$ 65,419,654	$ -	$ -	$ 65,419,654
Commercial paper	-	29,998,831	-	29,998,831
Total cash and cash equivalents	65,419,654	29,998,831	-	95,418,485
Marketable securities owned:				
Obligations of U.S. government	17,000,895	-	-	17,000,895
State and municipal obligations	-	16,288,961	-	16,288,961
Total marketable securities owned	17,000,895	16,288,961	-	33,289,856
Total assets	$ 82,420,549	$ 46,287,792	$ -	$ 128,708,341

7. MARKETABLE SECURITIES OWNED

At December 31, 2011, marketable securities owned consist of the following:

	Owned
Obligations of U.S. government	$ 17,000,895
State and municipal obligations	16,288,961
Total	$33,289,856

8. RELATED-PARTY TRANSACTIONS

At December 31, 2011, the Company had cash of $3,170,141 deposited in noninterest-bearing checking accounts at the Parent.

The Company had a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The facility terminated on December 31, 2011, and was subsequently renewed with a new expiration date of December 31, 2012. Interest accrues monthly based on the weighted average of Fed Funds overnight rate. For the year ended December 31, 2011, the Company recorded interest expense of $21,752 in relation to this line of credit. At December 31, 2011, the Company has $3,448 of accrued interest payable recorded in due from Parent — net.

The Company earns commissions on sales of the HighMark Funds, as well as fees based on the average balances maintained in those funds. The HighMark Funds are a family of mutual funds managed by an affiliate of the Parent. For the year ended December 31, 2011, income related to these commissions and 12(b)-1 fees amounted to $377,206.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and certain equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Such expenses for the year ended December 31, 2011, were $40,084,004 for employee salaries and benefits and $3,018,293 for occupancy and equipment.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds, foreign and domestic securities and real estate. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent, based on eligible employees' salaries.

Effective as of April 27, 2010, the Holding Company adopted the Stock Bonus Plan. Under the Stock Bonus Plan, the Holding Company grants restricted stock units of American Depositary Receipts representing shares of common stock of the Company's indirect parent company, Mitsubishi UFJ Financial Group, to key employees. These awards vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions or terminates employment under certain conditions. Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price on date of grant. On November 15, 2010, the Holding Company granted 12,715 restricted stock units to Company employees, with a grant date fair value of $4.72 per unit. On April 15, 2011, the Holding Company granted 22,400 restricted stock units to Company employees, with a grant date fair value of $4.69. The Company reported compensation cost as if the grants were issued by the Company with a corresponding equity charge as a capital contribution. The amount contributed by the Holding Company for 2011 was $18 thousand.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25% of their pre-tax covered compensation or up to 10% of their after-tax covered compensation through salary deductions to a combined maximum of 25%. The Parent contributes 50% of every pre-tax dollar an employee contributes up to the first 6% the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Parent may make a discretionary annual profit-sharing contribution up to 2.5% of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan, and depends on the Parent's annual financial performance. All employer contributions are tax deductible by the Parent.

The Parent provides certain healthcare benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The healthcare cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the healthcare plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25% to 50%, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit sharing and postretirement benefits expenses were $1,705,849 for the year ended December 31, 2011. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

Intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services. In the current year, the intercompany management fees also included payments for the processing and clearing of principal trading conducted by Global Markets and risk monitoring services conducted by the Market Risk Monitoring unit (MRM) of the Parent related to all principal transactions. For the year ended December 31, 2011, total intercompany management fees paid to the Parent were $16,964,673.

The Parent's Syndications and Placements group appointed Mitsubishi UFJ Securities to advise, place and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. For the year ended December 31, 2011, the Company referred 154 transactions that have closed. The transactions

generated $13,068,104 in referral fees, of which $12,995,594 was from Mitsubishi UFJ Securities. At December 31, 2011, the Company had a $1,830,976 receivable from Mitsubishi UFJ Securities recorded in Due from affiliate.

9. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2011, the Company had net capital of $116,446,179 which was $116,196,179 in excess of the required $250,000.

10. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments, Inc. As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of year end, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, Under the terms of the NFS agreement, NFS acts as sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, shares in gross commissions on a percentage basis with NFS. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent and is renewed annually.

Portfolio Connection — Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The customers' funds are held at NFS. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS on a daily basis.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

NET CAPITAL — Total member's equity from statement of financial condition	$ 122,761,208
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial condition:	
Fees and commissions receivable	755,961
Due from affiliate	1,830,976
Furniture, equipment, and leasehold improvements	462,518
Income tax receivable	696,175
Deferred income tax	1,244,651
Other	477,192
Total	5,467,473
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	117,293,735
HAIRCUTS ON SECURITIES — State and municipal obligations and commercial paper	847,556
Total haircuts on securities	847,556
NET CAPITAL	116,446,179
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 116,196,179

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2011, prepared by UnionBanc Investment Services, LLC in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

CREDIT BALANCES	$ 55,810
Total	55,810
GROSS DEBITS	56,340
LESS 3% CHARGE	1,690
DEBIT BALANCES	54,650
Total	54,650
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 1,160
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 1,218
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT — December 31, 2011	$ 1,500,000

The computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2011, prepared by UnionBanc Investment Services, LLC in its unaudited Form X 17A 5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011**

The Company operates pursuant to the full provisions of the Customer Protection Rule, SEC 15c3-3 regarding its fixed income self-clearing operations; and operates pursuant to the provisions of the Customer Protection Rule 15c3-3 (k)(2)(ii) regarding transactions executed on a fully disclosed basis. The Company may receive but not hold customer funds or safekeep customer securities. Customer funds, including checks made payable to the firm, will not be deposited into a proprietary account and will be immediately forwarded to the Company's clearing firm or other requisite third party.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 24, 2012

UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, CA 90071

Board of Directors and Member of
UnionBanc Investment Services, LLC:

In planning and performing our audit of the financial statements of UnionBanc Investment Services, LLC, (a Delaware limited liability company and a wholly owned subsidiary of Union Bank, N.A.) (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i) and for determining compliance with the exemptive provisions of Rule 15c3-3 except for Rule 15c3-3(e) under (k)(2)(i). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

UnionBanc Investment Services, LLC

(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2011,
Supplemental Report on Internal Control, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-Processing
UPON PROCEDURES   **Section**

To the Board of Directors and Member of
UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, CA 90071

Dear Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the
procedures enumerated below with respect to the accompanying General Assessment Reconciliation
(Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,
2011, which were agreed to by UnionBanc Investment Services, LLC (a Delaware limited liability
company and a wholly owned subsidiary of Union Bank, N.A.) (the "Company") and the Securities and
Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and
the other specified parties in evaluating the Company's compliance with the applicable instructions of the
Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This
agreed-upon procedures engagement was conducted in accordance with attestation standards established
by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely
the responsibility of those parties specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below either for the purpose for which this report
has been requested or for any other purpose. The procedures we performed and our findings are as
follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records
    entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31,
    2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011
    noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers
    noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related
    schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T
    on which it was originally computed noting no differences.

Member of
Deloitte Touche Tohmatsu Limited

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 24, 2012